Exhibit 99.9
Form of Advertisement

Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Unaudited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2009 prepared in compliance with International Financial Reporting Standards (IFRS)
			(in Rs. crore, except per share data)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Revenues	5,741	5,786	16,798	16,058	21,693
Cost of sales	3,263	3,267	9,605	9,266	12,535
Gross profit	2,478	2,519	7,193	6,792	9,158
Selling and marketing expenses	314	274	851	835	1,106
Administrative expenses	380	407	1,221	1,201	1,631
Operating profit	1,784	1,838	5,121	4,756	6,421
Other income	230	38	738	221	473
Profit before income taxes	2,014	1,876	5,859	4,977	6,894
Income tax expense	455	241	1,240	617	919
Net profit	1,559	1,635	4,619	4,360	5,975
Other comprehensive income
Exchange differences on translating foreign operations	(7)	(53)	66	(32)	(32)
Total other comprehensive income	(7)	(53)	66	(32)	(32)
Total comprehensive income	1,552	1,582	4,685	4,328	5,943
Profit attributable to:
Owners of the company	1,559	1,635	4,619	4,360	5,975
Non-controlling interest	–	–	–	–	–
	1,559	1,635	4,619	4,360	5,975
Total comprehensive income attributable to:
Owners of the company	1,552	1,582	4,685	4,328	5,943
Non-controlling interest	–	–	–	–	–
	1,552	1,582	4,685	4,328	5,943
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	286	286	286	286
Share premium, Retained earnings and other components of equity	22,134	17,265	22,134	17,265	18,908
Earnings per share (par value Rs. 5/- each)
Basic	27.33	28.72	81.00	76.56	104.89
Diluted	27.30	28.69	80.90	76.42	104.71

Notes:
1.	The reconciliation of net profit as per Indian GAAP and IFRS is as follows:
(in Rs. crore)
Particulars	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Consolidated net profit as per Indian GAAP	1,582	1,641	4,649	4,375	5,988
Amortization of intangible assets and others	(23)	(4)	(29)	(10)	(6)
Share-based compensation (IFRS 2)	–	(2)	(1)	(5)	(7)
Consolidated net profit as per IFRS	1,559	1,635	4,619	4,360	5,975

2.
The Securities and Exchange Board of India (SEBI) had on November 9, 2009 issued a press release permitting listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Pending the notification of the circular, for the quarter ended December 31, 2009, the company has voluntarily prepared and published consolidated IFRS Financial Statements, in addition to preparing and publishing audited standalone and audited consolidated financial statements in accordance with Indian GAAP. Our statutory auditors have, additionally, performed a review of the Consolidated IFRS financial statements as at and for the quarter and nine months ended December 31, 2009 and have issued an unqualified review report. The IFRS numbers presented for fiscal 2009 are unaudited and have not been reviewed. Upon issuance of the notification of the Circular by SEBI and change in Listing Agreement, we will only publish consolidated financial statements as per IFRS.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2009
			(in Rs. crore, except per share data)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Income from software services, products and business process management	5,741	5,786	16,798	16,058	21,693
Software development and business process management expenses	3,009	3,075	8,887	8,720	11,765
Gross profit	2,732	2,711	7,911	7,338	9,928
Selling and marketing expenses	314	274	851	834	1,104
General and administration expenses	380	406	1,221	1,200	1,629
Operating profit before depreciation and minority interest	2,038	2,031	5,839	5,304	7,195
Depreciation	231	187	685	533	761
Operating profit before tax and minority interest	1,807	1,844	5,154	4,771	6,434
Other income, net	231	40	736	223	473
Provision for investments	1	2	1	2	–
Net profit before tax and minority interest	2,037	1,882	5,889	4,992	6,907
Provision for taxation	455	241	1,240	617	919
Net profit after tax and before minority interest	1,582	1,641	4,649	4,375	5,988
Minority interest	–	–	–	–	–
Net profit after tax and minority interest	1,582	1,641	4,649	4,375	5,988
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	286	286	286	286
Reserves and surplus	22,122	17,230	22,122	17,230	17,968
Earnings per share (par value Rs. 5/- each)
Basic	27.75	28.66	81.53	76.44	104.60
Diluted	27.72	28.63	81.43	76.30	104.43
Dividend per share (par value Rs. 5/- each) (Refer Note 2)
Interim dividend	–	–	10.00	10.00	10.00
Final dividend	–	–	–	–	13.50
Total dividend	–	–	10.00	10.00	23.50
Total Public Shareholding#
Number of shares	37,39,14,056	36,87,28,400	37,39,14,056	36,87,28,400	36,87,57,435
Percentage of shareholding	65.19	64.39	65.19	64.39	64.37
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares*	–	16,000	–	16,000	16,000
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	0.02	–	0.02	0.02
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,20,84,978	9,44,68,978	9,20,84,978	9,44,68,978	9,44,68,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	99.98	100.00	99.98	99.98
Percentage of shares (as a % of the total share capital of the company)	16.06	16.49	16.06	16.49	16.49

#	Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).
*   Pledge released on April 13, 2009
Note: The audited results of Infosys Technologies Limited for the quarter and nine months ended December 31, 2009 is available on our website www.infosys.com

Other information:
(in Rs. crore)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Staff costs	3,029	3,004	8,885	8,406	11,405
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	159	229	580	612	871
Dividend on investments in liquid mutual funds	41	–	74	3	5
Miscellaneous income, net	11	29	17	32	36
Gains/(losses) on foreign currency	20	(218)	65	(424)	(439)
Total	231	40	736	223	473

Notes:
1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held at Mysore on January 12, 2010. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India.

2.
An interim dividend of Rs. 10.00 per share was declared at the Board meeting held on October 9, 2009 and was paid on October 20, 2009. The interim dividend declared in the previous year was Rs. 10.00 per share.

3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2009.

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend/Bonus/Annual report related	–	188	188	–

4.
On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 171 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the quarter and accounted as a business combination which resulted in goodwill of Rs. 225 crore.

5.
On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. Additionally during the quarter ended December 31, 2009 the Company invested Rs. 24 crore (USD 5 million) in the subsidiary.

Segment reporting (Consolidated – Audited)
(in Rs. crore)
Particulars	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Revenue by industry segment
Financial services	1,985	2,022	5,663	5,500	7,358
Manufacturing	1,106	1,134	3,307	3,118	4,289
Telecom	928	969	2,752	2,962	3,906
Retail	754	727	2,264	1,969	2,728
Others	968	934	2,812	2,509	3,412
Total	5,741	5,786	16,798	16,058	21,693
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	5,741	5,786	16,798	16,058	21,693
Segment profit before tax, depreciation and minority interest:
Financial services	727	716	1,977	1,768	2,374
Manufacturing	343	371	993	966	1,326
Telecom	386	364	1,105	1,107	1,442
Retail	246	246	770	624	888
Others	336	334	994	839	1,165
Total	2,038	2,031	5,839	5,304	7,195
Less: Other un-allocable expenditure	231	187	685	533	761
(excluding un-allocable income)
Operating profit before tax and minority interest	1,807	1,844	5,154	4,771	6,434

Notes on segment information

Principal segments
The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Mysore, India	S. D. Shibulal	S. Gopalakrishnan
January 12, 2010	Chief Operating Officer and Director	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and nine months ended December 31, 2009, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Revenues	1,232	1,171	3,508	3,542	4,663
Cost of sales	700	661	2,005	2,049	2,699
Gross profit	532	510	1,503	1,493	1,964
Net profit	334	332	964	960	1,281
Earnings per American Depositary Share (ADS)
Basic	0.59	0.58	1.69	1.69	2.25
Diluted	0.59	0.58	1.69	1.68	2.25
Total assets	5,578	4,216	5,578	4,216	4,376
Cash and cash equivalents including certificates of deposit	1,972	1,989	1,972	1,989	2,167

The reconciliation of net profit as per Indian GAAP and IFRS is as follows:
(in US$ million)
Particulars	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2009	2008	2009	2008	2009
Consolidated net profit as per Indian GAAP	339	334	970	963	1,284
Amortization of intangible assets and others	(5)	(1)	(6)	(2)	(2)
Share-based compensation (IFRS 2)	–	(1)	–	(1)	(1)
Consolidated net profit as per IFRS	334	332	964	960	1,281

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2009, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.